Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Annual General Meeting Set for May 31, 2012

Amsterdam, The Netherlands; April 3, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER)  announced today that its Annual General Meeting of shareholders will be held on Thursday, May 31, 2012 at 9:30 a.m. (Amsterdam time) at the offices of the Company at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Copies of the agenda for the Meeting stating the topics to be considered, including the amendment to the Company’s articles of association, and other meeting documents can be obtained free of charge by shareholders, others entitled to attend the Meeting and their respective representatives until the close of the Meeting at the offices of the Company and at Broadridge, the Company’s transfer agent, at 51 Mercedes Way, Edgewood, NY, 11717, U.S.A. and are also available free of charge during the Meeting. Copies of these documents are also available on the Company’s website (www.aercap.com). Requests for information can also be sent to: Shareholdersmeeting@aercap.com.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has $9.1 billion of assets on its balance sheet and 350 aircraft with a focus on fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com